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                          November 11, 2022

       John S. Wirt, Esq.
       General Counsel
       Neptune Wellness Solutions Inc.
       545 Promenade du Centropolis
       Suite 100
       Laval, Quebec, Canada H7T 0A3

                                                        Re: Neptune Wellness
Solutions Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 7,
2022
                                                            File No. 333-268196

       Dear John S. Wirt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Fran  ois Paradis, Esq.